Exhibit 99.1
EXHIBIT C SCHEDULE TO EXHIBIT B
MONTHLY SERVICER’S REPORT
MONTHLY PERIOD ENDING 31 October 2008
RECEIVABLES TRUST SERIES 05-4

1.	The aggregate amount of the Investor Percentage of Principal Collections			£103,277,374.31

2.	The aggregate amount of the Investor Percentage of Finance Charge Collections			£5,750,839.83

3.	The aggregate amount of the Investor Percentage of Annual Fees			£2,157,445.97

4.	The aggregate amount of the Investor Percentage of Acquired Interchange			£770,067.63

5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger allocable to Series 05-4			£8,678,353.43

6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 05-4			£103,277,374.31

7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 05-4 during the preceding Monthly Period in accordance with Clauses 5.06(a) and 5.06(b)			£92,949,636.88

8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid to the spread Account pursuant to Clause 5.15 (f)			£0.00

9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount			£0.00

10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of Series 05-4 in accordance with Clause 5.19(b)(iv)(A)			£0.00

11.	The Available Spread Amount on the Transfer Date of the current calendar month, after giving effect to the deposits and withdrawals specified above, is equal to			£0.00

12.	The amount of interest payable in respect of Related Debt by the Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£2,742,242.27	$5,689,406.25

	(ii)	Class B	£156,048.59	$325,015.63

	(iii)	Class C	£160,342.36	$335,671.18

13.	The amount of principal payable in respect of Related Debt by the Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

		(i)	Class A	£525,240,735.34	$900,000,000.00

		(ii)	Class B	£29,180,040.85	$50,000,000.00

		(iii)	Class C	£29,180,040.85	$50,000,000.00

14.	The sum all amounts payable in respect of Related Debt by ther Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

		(i)	Class A	£527,982,977.61	$905,689,406.25

		(ii)	Class B	£29,336,089.44	$50,325,015.63

		(iii)	Class C	£29,340,383.21	$50,335,671.18

15.	To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

	None
IN WITNESS WHEREOF, the undersigned has duly executed and delivered this 17th day of November 2008.

BARCLAYS BANK PLC,
By:	/s/ EMMA LEIGH
	Name:	Emma Leigh
	Title:	Barclaycard Financial Controller